NORTH AMERICAN
CONSTRUCTION GROUP
EVERYONE GETS HOME SAFE

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

Management’s Discussion and Analysis
For the year ended December 31, 2020
February 17, 2021
The following Management's Discussion and Analysis ("MD&A") is as of December 31, 2020 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by the securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EPS", "adjusted net earnings", "adjusted EBIT", "adjusted EBITDA", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "gross profit", "growth capital", "invested capital", "margin", "net debt", "senior debt", "sustaining capital" and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP Financial Measures".
OVERALL PERFORMANCE
Annual MD&A - highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Year ended
	December 31,
	2020	2019	Change
Revenue	$500,374	$719,067	$(218,693)

Gross profit(i)	94,382	96,412	(2,030)
Gross profit margin(i)	18.9%	13.4%	5.5%

Operating income	68,945	58,834	10,111

Adjusted EBITDA(i)(ii)	175,450	174,229	1,221
Adjusted EBITDA margin(i)	35.1%	24.2%	10.9%

Net income and comprehensive income available to shareholders	49,208	36,878	12,330
Adjusted net earnings(i)	48,822	43,724	5,098

Cash provided by operating activities	147,272	157,944	(10,672)
Cash provided by operating activities prior to change in working capital(i)	150,084	149,425	659

Free cash flow(i)	43,482	25,592	17,890

Purchase of PPE	117,300	157,026	(39,726)
Sustaining capital additions(i)	98,752	124,766	(26,014)
Growth capital additions(i)	37,665	45,803	(8,138)

Basic net income per share	$1.75	$1.45	$0.30
Adjusted EPS(i)	$1.73	$1.72	$0.01
(i) See "Non-GAAP Financial Measures".
(ii) In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA due to the reorganization of the Nuna Logistics Partnership (the "NL Partnership", part of the Nuna Group of Companies). This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increased adjusted EBITDA of $0.2 million in 2019.

Management's Discussion and Analysis December 31, 2020	M-1	North American Construction Group Ltd.

Revenue of $500.4 million represents a $218.7 million (or 30%) year-over-year decrease reflecting the far reaching impact of the COVID-19 pandemic. Risk mitigation measures put in place by our customers to limit the spread of COVID-19 temporarily decreased demand of our equipment and several large projects were delayed during the year as they were deemed non-essential. The suspension of activity at the Fort Hills Mine caused a reduction in overall revenue due to the time required to demobilize and mobilize the fleet during Q1 and Q2 2020.
Our change from proportionate consolidation to equity accounting for the Nuna Group of Companies ("Nuna") also affected year-over-year revenue, as the prior year included ten months of proportionately consolidated Nuna revenue of $37.0 million. While no longer reported in revenue, Nuna achieved strong performance during the year as our share of their 2020 revenue included in equity earnings of $59.9 million was generally consistent with the original pre-pandemic expectation and prior year revenue of $61.7 million
Gross profit was $94.4 million, or 18.9% of revenue, down from $96.4 million but up from 13.4% of revenue in the previous year. The decrease in gross profit was primarily driven by the volume reduction in site activity due to the COVID-19 pandemic. Partially offsetting these decreases was gross profit earned from the operations support contracts at coal mines in Texas and Wyoming. The improvement in margin was impacted by the strong margins achieved in Q1 2020 from the favorable operating conditions at our mine sites and the disciplined cost constraints in place during the pandemic to minimize the impacts of the fluctuations in equipment demand. Despite these fluctuations in equipment demand, we returned to a more normalized level of equipment maintenance in 2020 as 2019 was heavily impacted by deferred maintenance required for the fleet purchased in Q4 2018. Offsetting these improvements was the impact of accounting for Nuna which helped reported gross margins in 2019 but are reported in equity earnings in 2020.
Included in the gross profit margin for the year was depreciation of $89.0 million, or 17.8% of revenue, which is a decrease from our prior year expense of $101.6 million but an increase from our prior year rate of 14.1%. The depreciation percentage is higher than our historical run rate primarily due to the higher proportion of larger, or ultra-class, equipment operated when compared to a typical annual period. Straight-line depreciation on certain fixed assets during the low revenue quarters also contributed to the percentage increase. And lastly, operational inefficiencies caused by poor haul road conditions, particularly in Q3 2020, resulted in increased equipment hours which in turn translated into higher depreciation.
General and administrative expenses (excluding stock based compensation) were $22.2 million, or 4.4% of revenue, compared to $27.5 million, or 3.8% of revenue. The increase as a percentage reflects the reduction in year-over-year revenue. Year-over-year gross costs were reduced primarily based on the complete halt of all discretionary and non-essential spending.
Our annual 2020 net income includes $28.2 million of salary and wage subsidies presented as reductions in project costs, equipment costs and general and administrative expenses of $16.2 million, $9.1 million and $2.9 million respectively. These amounts were received under the Canada Emergency Wage Subsidy ("CEWS") program which reimbursed us for a portion of wages paid to employees.
Despite the challenges of operating during a global pandemic, adjusted EBITDA of $175.5 million is generally consistent with the prior year result of $174.2 million illustrating the ability to react quickly and implement cost discipline to limit indirect project costs and general and administrative spending.
Net interest expense was $18.7 million for the year including approximately $1.3 million of non-cash interest. Our average cash cost of debt for the year was 3.9% and was primarily driven by the rates paid on our Credit Facility as well as the competitive interest rates related to secured equipment financing.

Management's Discussion and Analysis December 31, 2020	M-2	North American Construction Group Ltd.

Adjusted EPS of $1.73 on adjusted net earnings of $48.8 million includes income tax expense and is consistent with the 2019 comparatives of $1.72 and $47.3 million, respectively. The redemption of the convertible debentures in April 2020 effectively reduced adjusted EPS by $0.18 when considering the impact to weighted-average number of common shares offset by the lower interest expense. The impact of this issuance was partially offset by the purchase and subsequent cancellation of 1,223,097 shares under a Normal Course Issuer Bid ("NCIB") during the year.
Free cash flow of $43.5 million is the culmination of adjusted EBITDA of $175.5 million, mentioned above, less sustaining capital additions of $98.8 million and cash interest paid during the year of $18.5 million. The remaining difference relates to the timing impacts of capital work in process, capital inventory and working capital balances which had a negative impact on free cash flow in 2020 as we continue to build our maintenance and component rebuild capabilities. The sustaining capital program for 2020 was unprecedented in nature as conditions in late Q1 required quick, self-imposed and significant restraints to be put in place but, in contrast, mid-Q3 required quick ramp-up to full capacity to meet the requirements of the recovering equipment demand.
Impact of and Response to COVID-19
The global COVID-19 pandemic has had a material and noticeable impact on our operations. Since mid-March we have responded with aggressive measures to protect our employees, customers and our Company. Mine and work sites throughout North America have tightened site access and have made decisions based on their specific and unique circumstances. We provide essential services to these sites and, where allowed, have been able to carry-on operations through the adoption of enhanced safety and health monitoring protocols.
The safety of our employees is paramount. In the annual letter to shareholders, we proudly stated that our safety performance is the true foundation of our operational excellence. We have always believed that every employee is entitled to a safe workplace. Our operations were guided by strict safety policies putting worker health and safety first prior to this outbreak. That legacy commitment to safety is being challenged in new and unexpected ways. We rose to this challenge and quickly implemented procedures and practices to keep our employees safe. These actions not only keep our employees safe, but also their families and friends, as well as our broader provincial, national and global communities.
In support of our customers, we are taking the necessary steps to manage our mostly variable but also fixed operating costs. Several cost reduction measures have been implemented including but not limited to: the immediate suspension of production-related spending on impacted mine sites; minimized use of vendor provided maintenance; a reduced work week schedule for administrative staff; a complete halt of all discretionary spending; and termination of services deemed non-essential in light of the pandemic.
Liquidity is critical during times of uncertainty and cash conservation is a key priority for management in weathering the pandemic. Including equipment financing availability, total available capital liquidity of $177.4 million includes total liquidity of $148.0 million as at December 31, 2020 and is primarily based on the borrowing capacity of $325.0 million under our Credit Facility.

Management's Discussion and Analysis December 31, 2020	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Five year financial performance
The table below represents select financial data related to our business performance for the past five years:

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2020	2019	2018	2017	2016
Operating Data(i)
Revenue	$500,374	$719,067	$410,061	$292,557	$213,180
Gross profit(ii)	94,382	96,412	69,076	39,647	32,343
Gross profit margin(ii)	18.9%	13.4%	16.8%	13.6%	15.2%
Operating income	68,945	58,834	29,980	13,407	3,923
Adjusted EBIT(ii)(iii)	81,489	71,021	43,072	17,429	10,830
Adjusted EBITDA(ii)(iii)	175,450	174,229	101,834	63,082	53,312
Adjusted EBITDA margin(ii)	35.1%	24.2%	24.8%	21.6%	25.0%
Net income (loss) and comprehensive income (loss) available to shareholders	49,208	36,878	15,286	5,264	(455)
Adjusted net earnings(ii)	48,822	43,724	24,853	8,197	3,599

Per share information
Basic net income per share	$1.75	$1.45	$0.61	$0.20	$(0.01)
Diluted net income per share	$1.60	$1.23	$0.54	$0.18	$(0.01)
Adjusted EPS(ii)	$1.73	$1.72	$0.99	$0.31	$0.12

Balance Sheet Data
Total assets	$838,928	$792,652	$689,800	$383,644	$350,081

Current portion of financial lease obligations and long-term debt	43,202	47,720	62,246	29,136	32,308
Non-current portion of financial lease obligations and long-term debt	386,320	364,411	322,053	109,833	68,664
Total debt	429,522	412,131	384,299	138,969	100,972
Cash	(43,915)	(5,544)	(19,508)	(8,186)	(13,666)
Net debt(i)(ii)	385,607	406,587	364,791	130,783	87,306
Total shareholders' equity	248,443	180,119	149,721	145,924	158,954
Invested capital(ii)	$634,050	$586,706	$514,512	$276,707	$246,260

Outstanding common shares, excluding treasury shares	29,166,630	25,777,445	25,004,205	25,452,224	28,305,660
Cash dividend declared per share	0.16	0.12	0.08	0.08	0.08
(i) The 2019 and 2018 data includes proportionately consolidated amounts of affiliates and joint ventures.
(ii) See "Non-GAAP Financial Measures"
(iii) Effective November 1, 2019, we changed the calculation of adjusted EBIT and adjusted EBITDA due to the reorganization of the NL Partnership. Adjusted EBIT and adjusted EBITDA calculations prior to the effective date have not been changed in the above table. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.9 million and $0.2 million in 2019, $0.1 million and $0.1 million in 2018. This change had no impact for the periods ended 2017 and 2016.

Management's Discussion and Analysis December 31, 2020	M-4	North American Construction Group Ltd.

Summary of net income for the three months and year ended 2020

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2020	2019	2020	2019
Revenue	$136,771	$189,455	$500,374	$719,067
Project costs	39,419	66,091	139,452	277,646
Equipment costs	47,809	69,960	177,532	243,427
Depreciation	26,273	28,327	89,008	101,582
Gross profit(i)	$23,270	$25,077	$94,382	$96,412
Gross profit margin(i)	17.0%	13.2%	18.9%	13.4%
General and administrative expenses (excluding stock-based compensation)	6,264	7,656	22,158	27,455
Stock-based compensation expense	4,839	1,754	1,944	9,443
Operating income	11,987	15,332	68,945	58,834
Interest expense, net	4,441	5,498	18,681	21,623
Net income and comprehensive income available to shareholders	$10,044	$8,242	$49,208	$36,878

Adjusted EBITDA(i)(ii)	$46,243	$47,789	$175,450	$174,229
Adjusted EBITDA margin(i)	33.8%	25.2%	35.1%	24.2%

Per share information
Basic net income per share	$0.34	$0.32	$1.75	$1.45
Diluted net income per share	$0.32	$0.28	$1.60	$1.23
Adjusted EPS(i)	$0.36	$0.38	$1.73	$1.72
(i) See "Non-GAAP Financial Measures".
(ii) In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increases in adjusted EBITDA of $0.2 million for the year-ended December 31, 2019.

Management's Discussion and Analysis December 31, 2020	M-5	North American Construction Group Ltd.

A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Net income and comprehensive income available to shareholders	$10,044	$8,242	$49,208	$36,878
Adjustments:
Loss (gain) on disposal of property, plant and equipment	122	259	757	(31)
Stock-based compensation expense	4,839	1,754	1,944	9,443
Restructuring costs	—	—	—	1,442
Net realized and unrealized gain on derivative financial	(3,429)	—	(4,266)	—
Write-down on asset held for sale	—	—	1,800	—
Pre-2019 inventory correction	—	—	—	(2,775)
Loss on legacy claim settlement	—	—	—	1,235
Tax effect of the above items	(1,141)	(534)	(621)	(2,468)
Adjusted net earnings(i)	$10,435	$9,721	$48,822	$43,724
Adjustments:
Tax effect of the above items	1,141	534	621	2,468
Interest expense, net	4,441	5,498	18,681	21,623
Income tax expense	319	2,370	11,264	2,858
Equity loss (earnings) in affiliates and joint ventures(ii)	612	(795)	(5,942)	(795)
Equity investment EBIT(i)	644	1,143	8,043	1,143
Adjusted EBIT(i)(ii)	$17,592	$18,471	$81,489	$71,021
Adjustments:
Depreciation	26,273	28,327	89,008	101,582
Write-down on asset held for sale	—	—	(1,800)	—
Amortization of intangible assets	1,248	76	2,291	711
Equity investment depreciation and amortization(i)(ii)	1,130	915	4,462	915
Adjusted EBITDA(i)(ii)	$46,243	$47,789	$175,450	$174,229
(i) See "Non-GAAP Financial Measures".
(ii) In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.9 million and $0.2 million for the year-ended December 31, 2019.
We included equity investment EBITDA in the calculation of adjusted EBITDA beginning in the fourth quarter of 2019. Below is a reconciliation of the amount included in adjusted EBITDA for the three months and year ended December 31, 2020.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Equity (earnings) loss in affiliates and joint ventures	$(612)	$795	$5,942	$795
Adjustments:
Interest expense, net	106	44	376	44
Income tax expense	1,124	316	1,373	316
Gain on disposal of property, plant and equipment	26	(12)	352	(12)
Equity investment EBIT(i)	$644	$1,143	$8,043	$1,143

Depreciation	$1,096	$836	$4,329	$836
Amortization of intangible assets	34	79	133	79
Equity investment depreciation and amortization(i)	$1,130	$915	$4,462	$915
(i) See "Non-GAAP Financial Measures"
Upon initial acquisition of the interest in Nuna, we accounted for the investment using proportionate consolidation. On November 1, 2019, we entered into a transaction to reorganize our investment in Nuna. Subsequent to the reorganization, our investment in Nuna is held through a corporation rather than a partnership and is therefore no longer eligible for certain presentation elections permitting the proportionate method of consolidation. As a result, we have applied the equity method prospectively as of November 1, 2019, whereby our share of the assets and liabilities of the NL Partnership were reclassified from the respective accounts to the investments in affiliates and joint ventures.

Management's Discussion and Analysis December 31, 2020	M-6	North American Construction Group Ltd.

Analysis of three months and year ended December 31, 2020 Results
Revenue
For the three months ended December 31, 2020, revenue was $136.8 million, down from $189.5 million in the same period last year. The majority of our customers began to ramp-up operations in late Q3 and early Q4; however, several large projects remain delayed at this time during the recovery phase of the COVID-19 pandemic. The majority of the decrease in revenue was attributed to the Fort Hills mine which did not have significant activity in Q4 2020 but was a significant driver of Q4 2019 performance. The external maintenance offering also had a noticeable quarter over quarter variance as the prior year included the completion and delivery of rebuilt and refurbished haul trucks. These decreases were partially offset by additional reclamation volumes at the Aurora Mine, revenue generated from the operations support contract at the coal mine in southern Texas and increased demand for equipment rental support at the Millennium Mine.
For the year ended December 31, 2020, revenue was $500.4 million, down from $719.1 million for the year ended December 31, 2019. The decrease of 30.4% in revenue was a result of the Q4 factors mentioned above, combined with the severe challenges presented by the COVID-19 pandemic, and the change in consolidation method for Nuna whereby revenues for the full year of 2020 were included within equity earnings. These decreases were partially offset by new civil construction services work at Mildred Lake and the increased reclamation volume at the Aurora Mine. Additionally, we experienced reduced tailings pond and mine support activities at the Millennium Mine which was partially offset by increased overburden volumes that were secured in Q2 and high demand for mine rental support in Q3 and Q4. Nuna reported gross revenue of $37.0 million in 2019, however, due to a corporate reorganization that was effective on October 31, 2019, the ongoing revenue and results are included in equity earnings. On a comparative basis, our share of revenue from Nuna in 2020 of $59.9 million was consistent with the 2019 revenue of $61.7 million.
Gross profit
For the three months ended December 31, 2020, gross profit was $23.3 million or 17.0% of revenue, down from a gross profit of $25.1 million, but up from a 13.2% gross margin in the same period last year. The lower gross profit amount in the current period was driven by the continued delay of several large projects that were deemed non-essential during the COVID-19 pandemic. The gross profit margin achieved was the result of an effectively operated fleet and was bolstered by the Canada Emergency Wage Subsidy. Furthermore, the margin was positively impacted by the operations support contracts for the coal mines in Texas and Wyoming. These increases were offset by reduced activity at the Fort Hills mine as we demobilized from site in Q3.
For the year ended December 31, 2020, gross profit was $94.4 million, or 18.9% of revenue, down from $96.4 million but up from 13.4% of revenue in the previous year. The decrease in gross profit was primarily driven by a reduction in site activity due to the COVID-19 pandemic. Partially offsetting these decreases was gross profit earned from the operations support contract at coal mines in Texas and Wyoming. The improvement in current year gross margin was impacted by the Q4 factors mentioned above, the strong margins achieved in Q1 from the favorable operating conditions at our mine sites and the disciplined cost constraints in place during the pandemic. Offsetting these improvements was the impact of accounting for Nuna which helped reported gross margins in 2019 but are reported in equity earnings in 2020. Despite fluctuations in equipment demand, we returned to a more normalized level of equipment maintenance in 2020 as 2019 was heavily impacted by deferred maintenance required for the fleet purchased in Q4 2018.
For the three months ended December 31, 2020, depreciation was $26.3 million (or 19.2% of revenue), down from $28.3 million (or 15.0% of revenue) in the same period last year. Depreciation for the year ended December 31, 2020 was $89.0 million (17.8% of revenue), down from $101.6 million (14.1% of revenue) for the year ended December 31, 2019. The year-over-year decreases in gross depreciation are the result of reductions in gross operating equipment hours run by our fleet in the three months and year ended December 31, 2020. The depreciation percentage in Q4 was higher than our current run rate primarily due to the higher proportion of larger equipment operated when compared to a typical three-month period. Depreciation as a percentage of revenue for the year ended December 31, 2020 was higher than our historical run rate primarily due to the higher proportion of larger, or ultra-class, equipment operated when compared to a typical annual period which includes smaller support fleet. Straight-line depreciation on certain fixed assets during the low revenue quarters also contributed to the percentage increase. And lastly, the inefficiencies caused by poor haul road conditions, particularly in Q3 2020, resulted in higher than usual operating equipment hours.

Management's Discussion and Analysis December 31, 2020	M-7	North American Construction Group Ltd.

Operating income
For the three months ended December 31, 2020, operating income was $12.0 million, compared to operating income of $15.3 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $6.3 million, or 4.6% of revenue for the three months ended December 31, 2020, down from $7.7 million, or 4.0% of revenue in the same period last year. The decrease in the current period expense is due to a combination of cost control initiatives implemented in Q2 2020 whereby all discretionary and non-essential spending was halted and $6.6 million of salary and wage subsidies under the CEWS program presented as reductions in project costs, equipment costs and general and administrative expenses of $4.0 million, $2.0 million, $0.5 million, respectively.
For the year ended December 31, 2020, operating income was $68.9 million, up from $58.8 million for the year ended December 31, 2019. G&A expense (excluding stock-based compensation expense) was $22.2 million for the year ended December 31, 2020, or 4.4% of revenue, down from the $27.5 million, and up from 3.8% of revenue, recorded in the year ended December 31, 2019. The year-over-year decrease in expense is due to a combination of cost control initiatives, including mandated reduced work hours and the complete halt of all discretionary and non-essential spending, and $28.2 million of salary and wage subsidies under the CEWS program presented as reductions in project costs, equipment costs and general and administrative expenses of $16.2 million, $9.1 million and $2.9 million, respectively.
Non-operating income and expense

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Interest expense
Credit facilities	$2,054	$2,534	$8,189	$9,826
Convertible debentures	691	1,234	3,299	4,318
Finance lease obligations	689	829	3,184	3,691
Mortgages	246	252	999	963
Promissory notes	115	292	664	1,691
Financing obligations	402	134	1,265	272
Amortization of deferred financing costs	204	247	1,091	969
Interest expense	$4,401	$5,522	$18,691	$21,730
Other interest expense (income)	40	(24)	(10)	(107)
Total interest expense	$4,441	$5,498	$18,681	$21,623
Equity loss (earnings) in affiliates and joint ventures	612	(795)	(5,942)	(2,780)
Net realized and unrealized gain on derivative financial instruments	(3,429)	—	(4,266)	—
Income tax expense	319	2,370	11,264	2,858
Total interest expense was $4.4 million during the three months ended December 31, 2020, down from $5.5 million in the same period last year. In the year ended December 31, 2020, total interest expense was $18.7 million, down from the $21.6 million in the year ended December 31, 2019. The decreased interest expense in both periods can be attributed to reduced rates on our Credit Facility, redemption of our 5.50% convertible debentures and settlement of equipment promissory notes.
Cash related interest expense for the three months ended December 31, 2020, calculated as interest expense excluding amortization of deferred financing costs of $0.2 million, was $4.2 million and represents an average cost of debt of 3.7% when factoring in the Credit Facility balances during the quarter (compared to 4.8% for the three months ended December 31, 2019). Cash related interest expense for the year ended December 31, 2020 (excluding deferred financing cost of amortization of $1.1 million and implied interest of $0.2 million) was $17.4 million and represents an average cost of debt of 3.9% (compared to 4.8% for the year ended December 31, 2019).
Equity loss (earnings) in affiliates and joint ventures was generated by the NL Partnership and other various joint ventures accounted for using the equity method and is $(0.6) million for the three months ended December 31, 2020, down from $0.8 million in the same period last year. The decrease in the quarter was primarily driven by a timing impact of income tax expense. In the year ended December 31, 2020 equity loss (earnings) in affiliates and joint ventures was $5.9 million up from the $2.8 million in the year ended December 31, 2019. The increase in the

Management's Discussion and Analysis December 31, 2020	M-8	North American Construction Group Ltd.

year was due to a full year of accounting for the NL Partnership under the equity method. For clarity, operating results of affiliates and joint ventures was consistent year-over-year.
Net realized and unrealized gain on derivative financial instruments relating to our swap agreements entered during 2020 was $3.4 million and $4.3 million for the three months and year ended December 31, 2020, respectively.
We recorded income tax expense of $0.3 million and $11.3 million, respectively, during the three months and year ended December 31, 2020, a decrease from the $2.4 million and an increase from the $2.8 million income tax expense recorded in the respective prior year periods. The current quarter income tax expense was lower than Q4 2019 due to the timing of earnings generated by affiliates and joint ventures. The current year income tax expense approximates our combined effective corporate tax rate of 23% but was higher than the prior year due to tax rate reductions legislated and accounted for in 2019.
Net income and comprehensive income available to shareholders

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Net income and comprehensive income	$10,044	$8,259	$49,208	$37,133
Net income attributable to noncontrolling interest	—	(17)	—	(255)
Net income and comprehensive income available to shareholders	$10,044	$8,242	$49,208	$36,878

Adjusted net earnings(i)	$10,435	$9,721	$48,822	$43,724

Weighted-average number of common shares	29,157,143	25,750,869	28,165,130	25,444,374
Weighted-average number of diluted shares	33,180,912	33,349,334	32,300,824	32,843,211

Basic net income per share	$0.34	$0.32	$1.75	$1.45
Adjusted EPS(i)	$0.36	$0.38	$1.73	$1.72

Diluted net income per share	$0.32	$0.28	$1.60	$1.23
(i) See "Non-GAAP Financial Measures".
Summary of consolidated quarterly results
A number of factors contribute to variations in our quarterly financial results between periods, including:
•the timing and size of capital projects undertaken by our customers on large oil sands projects;
•changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;
•seasonal weather and ground conditions;
•certain types of work that can only be performed during cold, winter conditions when the ground is frozen;
•the timing of equipment maintenance and repairs;
•the timing of project ramp-up costs as we move between seasons or types of projects;
•the timing of resolution for claims and unsigned change-orders;
•the timing of "mark-to-market" expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and
•the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.

Management's Discussion and Analysis December 31, 2020	M-9	North American Construction Group Ltd.

The table, below, summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenue	$136.8	$94.0	$70.8	$198.8	$189.5	$166.3	$176.9	$186.4
Gross profit(i)	23.3	15.4	21.1	34.7	25.1	18.3	23.5	29.6
Adjusted EBITDA(i)(ii)	46.2	37.1	31.9	59.9	47.8	37.2	37.1	52.1
Net income and comprehensive income available to shareholders	10.0	6.8	13.3	19.0	8.2	7.6	13.9	7.2
Basic income per share(iii)	$0.34	$0.23	$0.46	$0.74	$0.32	$0.29	$0.55	$0.29
Diluted income per share(iii)	$0.32	$0.22	$0.42	$0.67	$0.28	$0.26	$0.45	$0.25
Adjusted EPS(i)(iii)	$0.36	$0.26	$0.45	$0.70	$0.38	$0.41	$0.43	$0.50

Cash dividend per share(iv)	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.02	$0.02
(i) See "Non-GAAP Financial Measures".
(ii) In the three months ended December 31, 2019 we changed the calculation of adjusted EBIT and adjusted EBITDA due to the reorganization of the NL Partnership. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in an increase in adjusted EBITDA of in $0.2 million in Q1 2019.
(iii) Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iv) The timing of payment of the cash dividend per share may differ from the dividend declaration date.
All other events being equal, oil sands mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. Extreme winter weather conditions, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability.
We generally experience a seasonal decline in our oil sands mine site support revenue, such as reclamation and muskeg removal services, during the three months ended June 30 of each year as weather conditions make performance of this heavy equipment intensive work difficult during this period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year-to-year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels.
Mine support activities for resource mines outside the oil sands typically are at their peak during the May to October time period, contrary to the seasonality of an oil sands mine that relies on the cold winter season for effective material movement.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position
On October 8, 2020, we entered into an amendment to our Credit Facility agreement that increased the available borrowings permitted under our revolving facility by $25.0 million to $325.0 million. Please see below under "Liquidity and Capital Resources - Credit Facility" for more information on the amended facility.
As at December 31, 2020, we had $43.9 million in cash and $104.1 million of unused borrowing availability on the Credit Facility, for a total liquidity of $148.0 million (defined as cash plus available and unused Credit Facility borrowings). This is compared to our total liquidity of $114.6 million at December 31, 2019 ($5.5 million cash, and $109.1 million available and unused Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our finance lease borrowing is limited to $150.0 million. As at December 31, 2020, we had $29.4 million in unused finance lease borrowing availability under our Credit Facility, compared to $53.9 million at December 31, 2019. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations, financing obligations and equipment promissory notes. There are no restrictions within the terms of our Credit

Management's Discussion and Analysis December 31, 2020	M-10	North American Construction Group Ltd.

Facility relating to the use of operating leases. As at December 31, 2020, our total available capital liquidity was $177.4 million (defined as total liquidity plus unused finance lease borrowing availability under our Credit Facility) compared to $168.5 million at December 31, 2019.

(dollars in thousands)	December 31, 2020	December 31, 2019	Change
Cash	$43,915	$5,544	$38,371
Working capital assets
Accounts receivable	$36,373	$66,746	$(30,373)
Contract assets	7,034	19,193	(12,159)
Inventories	19,174	21,649	(2,475)
Contract costs	1,969	1,016	953
Prepaid expenses and deposits	4,999	4,245	754
Working capital liabilities
Accounts payable	(41,369)	(88,201)	46,832
Accrued liabilities	(19,111)	(17,560)	(1,551)
Contract liabilities	(1,512)	(23)	(1,489)
Total net working capital (excluding cash)	$7,557	$7,065	$492

Property, plant and equipment	633,704	587,729	45,975
Total assets	838,928	792,652	46,276

Finance lease obligations(i)	69,472	76,278	(6,806)
Credit facility(i)	220,000	190,000	30,000
Promissory notes(i)	12,726	14,648	(1,922)
Financing obligations(i)	51,118	15,435	35,683
Senior debt(ii)	$353,316	$296,361	$56,955
Convertible debentures(i)	55,000	94,031	(39,031)
Mortgage(i)	21,206	21,739	(533)
Total debt(ii)	$429,522	$412,131	$17,391
Cash	(43,915)	(5,544)	38,371
Net debt(ii)	$385,607	$406,587	$(20,980)
Total shareholders' equity	248,443	180,119	68,324
Invested capital(ii)	$634,050	$586,706	$47,344
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
As at December 31, 2020, we had $0.2 million in trade receivables that were more than 30 days past due, compared to $nil as at December 31, 2019. As at December 31, 2020 and December 31, 2019, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2020, holdbacks totaled $0.1 million, down from the $7.2 million balance as at December 31, 2019.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances in the early phases of such projects.
Capital resources
Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.

Management's Discussion and Analysis December 31, 2020	M-11	North American Construction Group Ltd.

Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2021 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Purchase of PPE	$27,281	$38,571	$117,300	$157,026
Additions to intangibles	1	48	272	422
Gross capital expenditures	$27,282	$38,619	$117,572	$157,448
Proceeds from sale of PPE	(807)	(1,200)	(2,913)	(4,462)
Change in capital inventory and capital work in progress(i)(ii)	3,359	(4,234)	(6,124)	(10,524)
Capital expenditures, net(i)	29,834	33,185	108,535	142,462
Finance lease additions	—	—	27,882	28,107
Capital additions(i)	$29,834	$33,185	$136,417	$170,569
(i) See "Non-GAAP Financial Measures".
(ii) Included in property, plant and equipment on the Consolidated Balance Sheets is $32.3 million (2019 - $26.2 million) of capital inventory and capital work in progress.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Sustaining	$26,656	$23,663	$96,602	$96,659
Growth	3,178	9,522	11,933	45,803
Capital expenditures, net(i)	29,834	33,185	108,535	142,462

Sustaining	—	—	2,150	28,107
Growth	—	—	25,732	—
Finance lease additions	—	—	27,882	28,107

Sustaining	26,656	23,663	98,752	124,766
Growth	3,178	9,522	37,665	45,803
Capital additions(i)	$29,834	$33,185	$136,417	$170,569
(i) See "Non-GAAP Financial Measures".
Sustaining capital additions for the three months ended December 31, 2020 was $26.7 million and was almost exclusively made up of capitalized maintenance performed on existing fleet. The Q4 maintenance program was escalated in response to the stronger than expected demand for the upcoming busy winter season. During the quarter, maintenance personnel focused their attention on our internal fleet in terms of full machine rebuilds as well as major component change-outs deemed necessary based on age and condition. For the year ended December 31, 2020, sustaining capital was $98.8 million and was also predominantly comprised of maintenance costs which were componentized and capitalized. As is a customary Q1 practice in our fleet management process, certain single-life heavy and support equipment assets were purchased in Q1 2020 to replace existing aged units and represented the remainder of our sustaining capital additions for the year.
Growth capital additions for the three months ended December 31, 2020 was $3.2 million. This spending was comprised of final costs related to the startup of a heavy equipment maintenance facility located on a major customer site as well as the costs associated with an ultra-class haul truck which was commissioned for use in late Q4 2020. Growth capital additions for the year ended December 31, 2020 was $37.7 million and primarily related to the commissioning of shovels and loading units in Q1 2020 required to fulfill performance obligations under long-term contracts.
A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (68.0%), finance leased (28.0%) and rented equipment (4.0%).

Management's Discussion and Analysis December 31, 2020	M-12	North American Construction Group Ltd.

During Q2 2020, we updated our definitions of growth capital and sustaining capital to exclusively represent costs incurred related to property, plant and equipment which have been commissioned and available for use. With our newly constructed component rebuild facility progressing to full capacity, a significant portion of our component rebuild process has now been fully internalized. We feel that this change in definition better reflects the capital spend on our deployed and commissioned capital assets as well as the change in our business. If this definition change had not been made, our capital additions would have been as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Purchase of PPE	$27,281	$38,571	$117,300	$157,026
Additions to intangibles	1	48	272	422
Gross capital expenditures	$27,282	$38,619	$117,572	$157,448
Proceeds from sale of PPE	(807)	(1,200)	(2,913)	(4,462)
Change in capital inventory and capital work in progress(i)(ii)	(1,037)	(4,234)	(4,476)	(10,524)
Capital expenditures, net(i)	25,438	33,185	110,183	142,462
Finance lease additions	—	—	27,882	28,107
Capital additions(i)	$25,438	$33,185	$138,065	$170,569
(i)See "Non-GAAP Financial Measures".

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Sustaining	$23,585	$23,663	$98,344	$96,659
Growth	1,853	9,522	11,839	45,803
Capital expenditures, net(i)	25,438	33,185	110,183	142,462

Sustaining	—	—	2,150	28,107
Growth	—	—	25,732	—
Finance lease additions	—	—	27,882	28,107

Sustaining	23,585	23,663	100,494	124,766
Growth	1,853	9,522	37,571	45,803
Capital additions(i)	$25,438	$33,185	$138,065	$170,569
(i)See "Non-GAAP Financial Measures".
Summary of consolidated cash flows

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Cash provided by operating activities	$62,739	$82,473	$147,272	$157,944
Cash used by investing activities	(25,460)	(48,154)	(113,573)	(160,678)
Cash (used) provided by financing activities	(33,695)	(40,937)	4,672	(11,230)
Net increase (decrease) in cash	$3,584	$(6,618)	$38,371	$(13,964)
Operating activities

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Cash provided by operating activities prior to change in working capital(i)	$44,766	$44,999	$150,084	$149,425
Net changes in non-cash working capital	17,973	37,474	(2,812)	8,519
Cash provided by operating activities	$62,739	$82,473	$147,272	$157,944
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended December 31, 2020 was $62.7 million, compared to cash provided by operating activities of $82.5 million for the three months ended December 31, 2019. Cash provided by operating activities for the year ended December 31, 2020 was $147.3 million, compared to cash provided by operating activities of $157.9 million for the year ended December 31, 2019.

Management's Discussion and Analysis December 31, 2020	M-13	North American Construction Group Ltd.

The decrease in cash flow in the current year is a result of lower cash from working capital due to the timing of working capital balances. Cash provided by (used by) the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2020	2019	2020	2019
Accounts receivable	$6,906	$13,596	$29,462	$5,393
Contract assets	(1,669)	(1,540)	12,159	(10,352)
Inventories	894	1,020	2,475	(12,579)
Contract costs	(439)	(1,033)	(953)	943
Prepaid expenses and deposits	322	701	(593)	(663)
Accounts payable	6,582	27,665	(46,832)	28,600
Accrued liabilities	3,987	1,681	(19)	1,034
Contract liabilities	1,390	(4,616)	1,489	(3,857)
	$17,973	$37,474	$(2,812)	$8,519
Investing activities
During the three months ended December 31, 2020, cash used by investing activities was $25.5 million, compared to $48.2 million in cash used by investing activities in the three months ended December 31, 2019. Current period investing activities largely relate to $27.3 million for the purchase of property, plant and equipment, offset by $0.8 million in proceeds on disposal of property, plant and equipment. Prior year investing activities included $38.6 million for the purchase of property, plant, equipment offset by $1.2 million in proceeds on disposal of property, plant and equipment.
During the year ended December 31, 2020, cash used by investing activities was $113.6 million, compared to $160.7 million used by investing activities during the year ended December 31, 2019. Current period investing activities largely relate to $117.3 million for the purchase of property, plant and equipment, offset by $2.9 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $157.0 million for the purchase of property, plant, equipment offset by $4.5 million in proceeds for the disposal of property, plant and equipment.
Financing activities
Cash used by financing activities during the three months ended December 31, 2020, was $33.7 million, which included $nil of proceeds of long-term debt offset by $23.1 million of long-term debt repayments, and $8.6 million in finance lease obligation repayments. Cash used by financing activities for the three months ended December 31, 2019 was $40.9 million, which included proceeds from long-term debt of $3.6 million offset by $34.2 million of long-term debt repayments and $8.5 million in finance lease obligation repayments.
For the year ended December 31, 2020, cash provided by financing activities was $4.7 million, which included $145.5 million of proceeds of long-term debt offset by $82.3 million of long-term debt repayments, $34.7 million in finance lease obligation repayments, $9.9 million of treasury share purchases and $9.1 million in share purchase program. Cash used by financing activities during the year ended December 31, 2019 was $11.2 million, driven by proceeds of long-term debt of $227.8 million offset by $186.9 million of long-term debt repayments, $38.2 million repayments towards finance lease obligations, $10.4 million of treasury share purchases and $2.7 million in financing costs.

Management's Discussion and Analysis December 31, 2020	M-14	North American Construction Group Ltd.

Free cash flow
Free cash flow is a non-GAAP measure (see "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the consolidated statement of cash flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

	Year ended
	December 31,
(dollars in thousands)	2020	2019
Cash provided by operating activities	$147,272	$157,944
Cash used in investing activities	(113,573)	(160,678)
Capital additions financed by leases	(27,882)	(28,107)
Add back:
Growth capital additions	37,665	45,803
Cash reclassification to investments in affiliates and joint ventures from change in presentation of NL Partnership	—	10,630
Free cash flow(i)	$43,482	$25,592
(i)See "Non-GAAP Financial Measures".
Free cash flow for the year ended December 31, 2020 was $43.5 million which can be calculated as adjusted EBITDA of $175.5 million, less sustaining capital additions of $98.8 million and cash interest paid of $18.5 million and adjusted for cash investments in or payback from capital inventory, capital work in process and working capital balances. The 2020 capital program of $98.8 million generally reflects the run-rate of our heavy equipment fleet of approximately 626 assets but was impacted by the ramp down in late Q1 and subsequent ramp up in mid Q3 2020. Free cash flow for the year ended December 31, 2019 was $25.6 million, based on adjusted EBITDA of $174.2 million, less sustaining capital additions of $124.8 million and cash interest paid of $20.0 million and adjusted for changes in working capital and capital inventory balances. The increase in 2020 of $17.9 million was primarily driven by the decrease in sustaining capital additions of $26.0 million.
Contractual obligations and other commitments
Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2020, excluding interest where interest is not defined in the contract (operating leases and supplier contracts).The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2020 and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2021	2022	2023	2024	2025 and thereafter
Credit Facility(i)	$239,826	$7,158	$7,158	$225,510	$—	$—
Convertible debentures(ii)	70,125	2,750	2,750	2,750	2,750	59,125
Mortgage(iii)	34,352	1,552	1,548	1,561	1,565	28,126
Promissory notes	13,490	4,047	4,047	4,047	1,349	—
Finance leases(iv)	59,571	24,344	18,110	9,317	6,442	1,358
Operating leases(v)	14,042	1,214	1,051	917	700	10,160
Non-lease components of building lease commitments(vi)	1,092	324	412	159	—	197
Financing obligations	54,434	13,483	13,483	13,483	13,350	635
Supplier contracts	11,698	11,698	—	—	—	—
Total contractual obligations	$498,630	$66,570	$48,559	$257,744	$26,156	$99,601
(i) Our Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in our Credit Facility), plus applicable margins payable monthly.
(ii) The 5.00% convertible debentures mature on March 31, 2026. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year. The 5.50% convertible debentures were redeemed April 6, 2020 and were settled in shares.
(iii) This includes a mortgage that bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in our maintenance facility and head office complex in Acheson, Alberta and a mortgage that bears variable interest at a floating base rate minus a variance of 1.50%, equal to 3.05% at December 31, 2020 and is secured by a first security interest on land in Acheson, Alberta.
(iv) Finance leases are net of receivable on heavy equipment operating sublease of $13,875 (2021 - $4,625; 2022 - $4,625; 2023 - $4,625)
(v) Operating leases are net of receivables on subleases of $22,069 (2021 - $3,554; 2022 - $2,651; 2023 - 1,496; 2024 - $493).
(vi) Non-lease components of lease commitments are net of receivables on subleases of $3,699 (2021 - $1,514; 2022 - $1,453; 2023 - $730; 2024 - $2). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.

Management's Discussion and Analysis December 31, 2020	M-15	North American Construction Group Ltd.

Our total contractual obligations of $498.6 million as at December 31, 2020 have decreased from $521.0 million as at December 31, 2019 primarily related to an increase of $33.3 million related to our Credit Facility, an increase of $37.8 million to financing obligations, offset by a decrease in convertible debentures of $51.4 million and a decrease to supplier contracts of $13.6 million. For a discussion on our Credit Facility see "Credit Facility" below and for a more detailed discussion of our convertible debentures, see "Capital Structure and Securities" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
We currently do not have any off-balance sheet arrangements.
Credit Facility
On October 8, 2020, we entered into an amendment to our Credit Facility that increased the revolving loan to $325.0 million, with the ability to increase the maximum borrowings by an additional $25.0 million subject to certain conditions, and permits finance lease debt to a limit of $150.0 million. This expanded facility matures on October 8, 2023, with an option to extend on an annual basis. The amended facility maintains financial covenant thresholds as well as other debt limits.
Our Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.
•The first covenant is the senior leverage ratio ("Senior Leverage Ratio") which is Bank Senior Debt compared to Bank EBITDA.
◦"Bank Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.
Senior Leverage Ratio must be less than or equal to 3.0:1 at Q4 2020 and thereafter. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.
•The second covenant is the fixed charge coverage ratio ("Fixed Charge Coverage Ratio") which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.
◦"Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions and unfunded capital expenditures.
The Fixed Charge Coverage Ratio must be maintained at a ratio greater than 1.15:1.
•The calculation of both financial covenants excludes rental revenue of the wholly owned subsidiary that owns our shop and head office complex.
As at December 31, 2020, we were in compliance with our financial covenants. The Senior Leverage Ratio was 2.15:1, in compliance with the maximum 3.0:1. The Fixed Charge Coverage Ratio was 1.74:1, in compliance with the minimum of 1.15:1.
Borrowing activity under our Credit Facility
As at December 31, 2020, there was $220.0 million borrowed against our Credit Facility along with $0.9 million in issued letters of credit under our Credit Facility (December 31, 2019 - $190.0 million and $0.9 million, respectively) and the unused borrowing availability was $104.1 million (December 31, 2019 - $109.1 million).
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units

Management's Discussion and Analysis December 31, 2020	M-16	North American Construction Group Ltd.

issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at February 12, 2021, there were 30,634,331 voting common shares outstanding, which included 1,850,826 common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (31,011,831 common shares, including 1,845,201 common shares classified as treasury shares at December 31, 2020). We had no non-voting common shares outstanding on any of the foregoing dates.
Options
As at December 31, 2020, there were an aggregate of 125,000 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 125,000 voting common shares.
Convertible debentures
On March 2, 2020, we announced we had issued a notice of redemption to holders of the 5.50% convertible debentures due March 31, 2024. On April 6, 2020, the convertible debentures were redeemed in accordance with their original terms. We satisfied the redemption price through the issuance of 4,583,655 common shares and accrued and unpaid interest was settled in cash. The principal amount derecognized was $38.6 million. In the three months ended March 31, 2020, a principal amount of $0.4 million was converted into 39,261 common shares.
The terms of the 5.00% convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the debentures is payable semi-annually on March 31 and September 30 of each year.
The debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase the debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
On March 23, 2020, we entered into a swap agreement related to shares expected to be issued upon redemption of the 5.50% convertible debentures. This swap agreement was settled in April 2020 in accordance with its stated terms and resulted in the recognition of a realized loss of $2.2 million based on the difference between the conversion price of the shares under the terms of the 5.50% convertible notes and the expected price of our shares at the settlement date.
In April 2020, an additional swap agreement was entered into with respect to these shares. As at December 31, 2020, we recognized a realized gain of $2.1 million and an unrealized gain of $4.3 million on this agreement based on the difference between the par value of the converted shares and the expected price of our shares at contract maturity. This swap agreement is expected to mature in June 2021. The above noted swap agreements are derivative financial instruments that are recorded at fair value, with changes recognized in net realized and unrealized gain on derivative financial instruments within the Consolidated Statements of Operations and Comprehensive Income.
Share purchase program
Commencing on March 12, 2020, we engaged in a Normal-Course Issuer Bid ("NCIB") under which a maximum number of 2,300,000 common shares were authorized to be purchased. As at December 31, 2020, we purchased and subsequently cancelled 1,223,097 shares under this NCIB, at an average price of $7.45 per share. This resulted in a decrease to common shares of $9.9 million and an increase to additional paid-in capital of $0.8 million.
Subsequent to the year ended December 31, 2020, we purchased and subsequently cancelled 377,500 shares under this NCIB, which resulted in a decrease of common shares of $3.1 million and an increase to additional paid-in capital of $1.8 million.

Management's Discussion and Analysis December 31, 2020	M-17	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at December 31, 2020 and December 31, 2019.

(dollars in thousands)	Dec 31, 2020	Dec 31, 2019
Performance obligations per financial statements	$126,816	$75,378
Add: undefined committed volumes	614,285	1,012,646
Backlog	$741,101	$1,088,024

Revenue generated from backlog for the year end	$310,278	$463,749
Backlog decreased $346.9 million during the year end December 31, 2020 which compares reasonably to the revenue recognized of $310.3 million and the $329.0 million as was reported in the 2019 MD&A. Differences from these metrics related to work the customer has either deferred or cancelled. As at December 31, 2020, we expect that $292.1 million of our backlog reported above will be performed over 2021.
Our equity method investments also have a backlog of which our share was $190.3 million as at December 31, 2020 (December 31, 2019 - $22.8 million), resulting in a combined backlog of $931.4 million as at December 31, 2020 (December 31, 2019 - $1,110.8 million).
Unpriced contract modifications
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:
•changes in client requirements, specifications and design;
•changes in materials and work schedules; and
•changes in ground and weather conditions.
Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute with a customer, we assess the legal enforceability of the change to determine if a contract modification exists. We consider a contract modification to exist when the modification either creates new or changes existing enforceable rights and obligations.
If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
We have constrained the variable consideration related to unpriced contract modifications, which is not unusual for this type of variable consideration. Significant judgement is involved in determining if a variable consideration amount should be constrained. The constrained variable consideration is limited to the amount that would not result in a risk of significant reversal of revenue (i.e. it is highly probable that a significant revenue reversal will not occur). In applying this constraint, we consider both the likelihood of a revenue reversal arising from an uncertain future event, and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:
•The amount of consideration is highly susceptible to factors outside our influence, such as judgement of actions of third parties, and weather conditions;
•The length of time between the recognition of revenue and the expected resolution;
•Our experience with similar circumstances and similar customers, specifically when such items have predictive value;
•Our history of resolution and whether that resolution includes price concessions or changing payment terms; and
•The range of possible consideration amounts.
During the year ended December 31, 2020, we recognized revenue from variable consideration related to unpriced contract modifications of $nil (December 31, 2019 - $4.9 million).

Management's Discussion and Analysis December 31, 2020	M-18	North American Construction Group Ltd.

As at December 31, 2020, we had $nil of unresolved unpriced contract modifications on our balance sheet. This compares to $5.3 million of unresolved unpriced contract modifications recorded as at December 31, 2019.
Capital strategy
Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities for the past few years have included significantly restructuring our total debt, lowering our average cost of debt, purchasing and subsequently canceling voting common shares and increasing the borrowing flexibility and capacity of the Credit Facility. Building on these prior year successes, we took the following actions in 2020:
•Continue to drive down our cost of debt by utilizing the leasing capacity in our Credit Facility and securing competitive pricing provided by our equipment leasing partners to finance new and used equipment.
•Continue to maintain common shares in the trust for the future settlement of units issued under certain of our stock-based compensation plans. Our treasury shares, purchased well in advance of our stock-based compensation settlement dates, have a positive impact on shareholder dilution and future cash costs.
•On March 2, 2020, we announced a notice of redemption to the holders of our 5.50% convertible debentures. The debentures were redeemed on April 6, 2020 and the redemption was satisfied through issuance of 4,583,655 voting common shares and all accrued and unpaid interest was paid in cash.
•On March 9, 2020, we announced a NCIB to purchase up to 2,300,000 common shares for cancellation. This represented approximately 8.3% of the issued and outstanding common shares as of March 3, 2020. The NCIB commenced on March 12, 2020 and will terminate no later than March 11, 2021.
•On October 8, 2020 we entered into an amendment to our Amended and Restated Credit Agreement that increased the revolving loan to $325.0 million. This facility matures on October 8, 2023, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million.
Our net debt is $385.6 million at December 31, 2020, compared to $406.6 million at December 31, 2019. Annual free cash flow of $43.5 million was used to fund growth capital spending of $37.7 million.
For a complete discussion on these activities see "Outstanding Share Data" in this MD&A.
Related parties
Amounts payable and receivables from joint ventures and affiliates are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the balance sheet balances with the NL Partnership and its affiliates:

	December 31, 2020	December 31, 2019
Accounts receivable	$1,179	$1,202
Other assets	1,432	—
Accounts payable and accrued liabilities	5,296	251
In June of 2019, we purchased heavy equipment from NL Partnership for $1.3 million settled in cash.
We enter into transactions with a number of joint ventures and affiliates that involve providing services primarily consisting of management fees and equipment rental revenue. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2020 and 2019, revenue earned from these services was not material.
OUTLOOK
We believe that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue strategic opportunities. Our confidence in this positive outlook is underpinned by our expectation that the majority of the revenue will be derived from foundational work linked to oil sands production and contractual commitments. As evidenced by the recent gold mine contract awarded to the North American Nuna Joint Venture, we will continue to capitalize on incremental organic growth and will be focusing on geographical and customer

Management's Discussion and Analysis December 31, 2020	M-19	North American Construction Group Ltd.

diversification as opportunities arise. Given this confidence we have updated our diversification target for adjusted EBIT in 2022 from 40% to 50%.
As illustrated in the investor presentation that accompanies this annual report, we expect adjusted EBITDA and adjusted earnings per share for 2021 to be in the ranges $165 to $205 million, $1.60 to $1.90, respectively.
As mentioned previously, we maintain our expectation of focusing our free cash on deleveraging with the majority of 2021 free cash flow to be directed towards debt reduction (illustrative range of $35 to $45 million provided in the investor presentation).
We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. We intend to limit our 2021 sustaining capital expenditures to approximately $90 million to $105 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements. At this time, we believe our 2021 growth capital spending could range from $5 million to $10 million to capitalize on near-term opportunities related to the strong demand for maintenance and component rebuild services.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.
Significant estimates and judgments made by us include:
•the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;
•the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;
•assumptions used in impairment testing; and
•estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.
Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:
•the completeness and accuracy of the original bid;
•costs associated with added scope changes;
•extended overhead due to owner, weather and other delays;
•subcontractor performance issues;
•changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
•changes in productivity expectations;
•site conditions that differ from those assumed in the original bid;
•contract incentive and penalty provisions;

Management's Discussion and Analysis December 31, 2020	M-20	North American Construction Group Ltd.

•the availability and skill level of workers in the geographic location of the project; and
•a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our consolidated financial statements for the year ended December 31, 2020 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Accounting pronouncements recently adopted
•Financial instruments - credit losses
◦We adopted the new standard for credit losses effective January 1, 2020, which amends the impairment model of financial instruments to require the immediate recognition of expected losses rather than incurred losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). We applied a modified retrospective approach where the cumulative effect adjustment is recognized to the opening balance of equity as at January 1, 2020. As a result, we were not required to adjust our comparative period financial information for the effects of the standard or make the new required credit loss disclosures for the period before the date of adoption. The adoption of this new standard did not have a material impact to the financial statements and there was no adjustment to opening equity at January 1, 2020.

•Fair value measurement
◦Effective January 1, 2020 we adopted the new US GAAP standard for fair value measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. The adoption of this new standard did not have a material impact to the financial statements.
•Internal-use software
◦Effective January 1, 2020 we adopted the new US GAAP standard for internal-use software. In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. The adoption of this new standard did not have an impact to the financial statements.
•Related party guidance for variable interest entities
◦Effective January 1, 2020 we adopted the new US GAAP standard for related party guidance for variable interest entities. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The adoption of this new standard did not have an impact to the financial statements.

Management's Discussion and Analysis December 31, 2020	M-21	North American Construction Group Ltd.

Issued accounting pronouncements not yet adopted
•Debt with conversion and other options
◦In September 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. We are assessing the impact that the adoption of this standard may have on our consolidated financial statements.
For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our consolidated financial statements for the year ended December 31, 2020 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Non-GAAP financial measures
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

Management's Discussion and Analysis December 31, 2020	M-22	North American Construction Group Ltd.

•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.
We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.

Management's Discussion and Analysis December 31, 2020	M-23	North American Construction Group Ltd.

INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2020 such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2020, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2020, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.
Material changes to internal controls over financial reporting
In early 2020, many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the period ended December 31, 2020 that have materially affected, or are reasonably likely to affect, our ICFR.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions,

Management's Discussion and Analysis December 31, 2020	M-24	North American Construction Group Ltd.

conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, "intend", “possible”, "predict", “will” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•Our expectations that the seasonality of oil sands mine support revenues and non-oil sands mine support revenues will continue respectively as they have in the past;
•Our belief that there is minimal risk in the collection of past due trade receivables;
•Our anticipation that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2021 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;
•Statements regarding backlog, including our expectation that $292.1 million of our backlog will be performed over 2021;
•Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue strategic opportunities;
•Our expectation that that the majority of our revenue will be derived from foundational work linked to oil sands production and contractual commitments;
•Our expectation that we will continue to capitalize on incremental organic growth and will be focusing on geographical and customer diversification as opportunities arise;
•Statements regarding our targets for diversification of EBIT, specifically to have EBIT in 2022 be generated 50% from non-oil sands work;
•Our expectation that adjusted EBITDA and adjusted earnings per share for 2021 will be in the ranges $165 to $205 million and $1.60 to $1.90, respectively;
•Our expectation of focusing our free cash on deleveraging with the majority of 2021 free cash flow to be directed towards debt reduction (in the range of $35 to $45 million);
•Our intention to limit our 2021 sustaining capital expenditures to approximately $90 million to $105 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements;
•Our belief that our 2021 growth capital spending could range from $5 million to $10 million to capitalize on near-term opportunities related to the strong demand for maintenance and component rebuild services.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.
There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.
These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Management's Discussion and Analysis December 31, 2020	M-25	North American Construction Group Ltd.

Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:
•consistent or improved site access restrictions related to COVID-19 safety protocols;
•oil prices remaining stable and not dropping significantly in 2021;
•oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk factors
The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.
•Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our union status, size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.
•Unit-price Contracts. Approximately 47%, 52% and 62% of our revenue for the years ended December 31, 2020, 2019 and 2018, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:
•site conditions differing from those assumed in the original bid;

Management's Discussion and Analysis December 31, 2020	M-26	North American Construction Group Ltd.

•the availability and cost of skilled workers;
•the availability and proximity of materials;
•unfavorable weather conditions hindering productivity;
•equipment availability, productivity and timing differences resulting from project construction not starting on time; and
•the general coordination of work inherent in all large projects we undertake.
Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.
•Customer Concentration. Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our four largest customers represented approximately 96% and 95% of our total revenue for the years ended December 31, 2020 and 2019, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations.
•Cashflow, Liquidity and Debt. As of December 31, 2020 we had $429.5 million of total debt outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity and a reduction in the cost of our debt over the past three years, our current indebtedness may:
•limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;
•limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;
•limit our ability to post surety bonds required by some of our customers;
•place us at a competitive disadvantage compared to competitors with less debt;
•increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and
•increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.
Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.
•Large Projects and Joint Ventures. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant

Management's Discussion and Analysis December 31, 2020	M-27	North American Construction Group Ltd.

expertise, past working relationships, as well as analysis of prospective partners’ financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client’s determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.
•Labour Disputes. The majority of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In order to minimize this risk, NACG has no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.
•Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margin are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.
•Customer Outsourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.
•Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.
•Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.
•Foreign Exchange. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
•Internal Controls. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a

Management's Discussion and Analysis December 31, 2020	M-28	North American Construction Group Ltd.

variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. See the section entitled “Internal Systems and Processes” in our MD&A for further details.
•Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. Despite our past success, there can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.
•Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.
•Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. Included in our revenues is a total of $nil relating to disputed claims or unapproved change orders. Although we believe that we are entitled to such revenue and that we will collect such revenue, if we are not able to resolve these claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit.
•Heavy Equipment Demand. As our work mix changes over time we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.
•Integration. There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our financial results.
•Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term

Management's Discussion and Analysis December 31, 2020	M-29	North American Construction Group Ltd.

contracts.
•Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on its business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.
•Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.
•Shifting Customer Priorities Related to Climate Change. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.
•Climate Change Related Financial Risks. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.
•Climate Change Related Reputational Risks. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders’ views of the company in relation to its peers and their investment decisions.
•Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact the availability and cost of equipment, parts,

Management's Discussion and Analysis December 31, 2020	M-30	North American Construction Group Ltd.

labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.
•Risk Factors Related to COVID-19. While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. Estimates and judgements made by management in the preparation of the financial statements are subject to a higher degree of measurement uncertainty during this period. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.
As required by US GAAP, we review our long-lived assets, including property, plant and equipment and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We detected impairment indicators at March 31, 2020, as a result of the uncertainty in the economic environment, relating to the suppression of commodity prices combined with the impact of the COVID-19 pandemic. We completed an impairment test comparing the net carrying value of our long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded. At December 31, 2020, there were no indicators, as there had been no material declines in the operating environment or expected financial results as compared to March 31, 2020.
ADDITIONAL INFORMATION
Corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8.
Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

Management's Discussion and Analysis December 31, 2020	M-31	North American Construction Group Ltd.